UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-9021

REPORT FOR PERIOD

July 1, 2005 to September 30, 2005

PURSUANT TO RULE 24

HOLDING COMPANY ACT RELEASE NO. 26864 and 26962

In the matter of:

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

(in millions)
EWG Investment	$88
FUCO Investment	95
Total Aggregate Investment in EWGs and FUCOs	$183

Components of statement of aggregate investment in EWGs and FUCOs are filed under confidential treatment pursuant to Rule 104(b).

2) Aggregate Investment as a Percentage of the Following Items:

	(in millions)%
Total Capitalization	$20,803	a	0.9%
Net Utility Plant	22,631		0.8%
Total Assets	35,956		0.5%
Market Value of Common Equity	15,620		1.2%

a  Includes Long-term Debt Due Within One Year and Short-term Debt.

3) Consolidated Capitalization Ratio

	(in millions)%
Short-term Debt	$15
Long-term Debt	11,742	a
Total Debt	11,757		56.5%

Preferred Stock Not Subject to Mandatory Redemption	61		0.3%

Common Stock	2,697
Paid-in Capital	4,121
Accumulated Other Comprehensive Income (Loss)	(412)
Retained Earnings	2,579
Total Common Equity	8,985		43.2%
Total Capitalization	$20,803		100.0%

a  Includes Long-term Debt Due Within One Year.

4) Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share	$39.70
Book Value per Share	$22.84
Market-to-book Ratio of Common Stock	173.8%

5) Analysis of Growth in Retained Earnings

   Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).

6) Statement of Revenues and Net Income for each EWG and FUCO

   Statement of revenues and net income for the following EWGs and FUCOs are filed under confidential treatment pursuant to Rule 104(b):

      Intergen Denmark, Aps
      Trent Wind Farm, Limited Partnership
      Desert Sky Wind Farm LP